As filed with the Securities and Exchange Commission on May 19, 2006
Registration Number 333-131108

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 3

TO

FORM S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

ANSWERS CORPORATION
(Exact Name of Registrant as Specified in its Charter)

Delaware	98-0202855
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer) Identification No.)

Jerusalem Technology Park
The Tower
Jerusalem, Israel 91481
+972-2-649-5000
(Address, including zip code, and telephone number,
including area code of registrant’s principal executive offices)

Robert S. Rosenschein
Chief Executive Officer, President and Chairman of the Board
Jerusalem Technology Park
The Tower
Jerusalem, Israel 91481
+972-2-649-5000
(Name, address, including zip code, and telephone number, including area code of agent for service)

Copies to:
Jeffrey J. Fessler, Esq.
Sichenzia Ross Friedman Ference LLP
1065 Avenue of the Americas, 21 st Floor
New York, New York 10018
(212) 930-9700
(212) 930-9724 (Fax)

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

If the only securities being registered on this form are to be offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

The registrant hereby amends this registration statement on such date or date(s) as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

EXPLANATORY NOTE

PURSUANT TO RULE 429 UNDER THE SECURITIES ACT, IN ADDITION TO THE 465,422 SHARES OF COMMON STOCK INCLUDED IN THIS REGISTRATION STATEMENT, THE PROSPECTUS CONTAINED HEREIN IS A COMBINED PROSPECTUS WHICH ALSO INCLUDES (i) 1,012,438 SHARES OF COMMON STOCK BEING CARRIED FORWARD FROM THE REGISTRANT'S REGISTRATION STATEMENT NO. 333-123906 (AS TO WHICH THE REGISTRANT PAID FILING FEES OF $2,057.96 WITH RESPECT TO SUCH SHARES) AND (ii) 405,414 SHARES OF COMMON STOCK BEING CARRIED FORWARD FROM THE REGISTRANT’S REGISTRATION STATEMENT NO. 333-115424 (AS TO WHICH THE REGISTRANT PAID FILING FEES OF $343.34.)

The information in this prospectus is not complete and may be changed. The securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 19, 2006

PROSPECTUS

ANSWERS CORPORATION

1,883,274 Shares of Common Stock
(of which 1,012,438 were previously registered pursuant to Registration Statement No. 333-123906 and 405,414 shares of common stock were previously registered in Registration Statement No. 333-115424)

This prospectus relates to 1,883,274 shares of our common stock, par value $.001 per share, for sale from time to time by the selling stockholders identified in this prospectus.

We will not receive any of the proceeds from the sale of the shares sold pursuant to this prospectus. We will bear all expenses in connection with the registration of the shares, other than underwriting discounts and selling commissions.

Our common stock currently trades on The Nasdaq National Market under the symbol "ANSW." On May 17, 2006, the last reported sale price for our common stock on The Nasdaq National Market was $11.83 per share.

The securities offered in this prospectus involve a high degree of risk. See "Risk Factors" beginning on page 3 of this prospectus to read about factors you should consider before buying shares of our common stock.

The selling stockholders are offering these shares of common stock. The selling stockholders may sell all or a portion of these shares from time to time in market transactions through any market on which our common stock is then traded, in negotiated transactions or otherwise, and at prices and on terms that will be determined by the then prevailing market price or at negotiated prices directly or through a broker or brokers, who may act as agent or as principal or by a combination of such methods of sale. The selling stockholders will receive all proceeds from the sale of the common stock. For additional information on the methods of sale, you should refer to the section entitled "Plan of Distribution."

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined whether this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is ____, 2006

TABLE OF CONTENTS

Summary	1
Risk Factors	3
Forward-Looking Statements	10
Use of Proceeds	10
Selling Stockholders	10
Plan of Distribution	14
Legal Matters	14
Experts	14
Where You Can Find More Information	14
Incorporation of Documents By Reference	15

You may only rely on the information contained in this prospectus or that we have referred you to. We have not authorized anyone to provide you with different information. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the common stock offered by this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any common stock in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this prospectus nor any sale made in connection with this prospectus shall, under any circumstances, create any implication that there has been no change in our affairs since the date of this prospectus or that the information contained by reference to this prospectus is correct as of any time after its date.

SUMMARY

This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including, the section entitled "Risk Factors" before deciding to invest in our common stock. Answers Corporation is referred to throughout this prospectus as "Answers," "we" or "us."

We operate an answer-based service that provides computer users with content covering millions of topics, through our Web site, Answers.com, our optional downloadable applications and distribution channels. Our technology aggregates and presents information from disparate sources and delivers results to users’ queries in a single consolidated view - a snapshot of multi-faceted definitions and explanations from attributable reference sources. As a result of our intelligent aggregation of multiple sources of content, our Answers.com topic pages (called an AnswerPage) often appear among the top links on search results pages of Internet search engines. Further, we also obtain traffic from users who visit www.answers.com directly to research topics. We seek to differentiate ourselves by providing our users with relevant information that can be helpful alongside results achieved through traditional search engines.   Answers.com also includes other related information in various formats, such as charts, graphs and maps, and provides pointers to relevant sites, blogs and other external search resources.

On January 3, 2005, we announced the release of Answers.com, a free-access website that had been launched in August 2004 in beta version. Prior to January 2005, we were primarily in the business of selling subscriptions for access to our answer-based product.

In conjunction with Answers.com, we also released 1-Click Answers™ , a software tool that facilitates more efficient access to Answers.com. 1-Click Answers™ allows users working in almost any application, such as e-mail, spreadsheet, word processing, database or other program to click on a word or phrase within a document and access Answers.com’s online library and its display of information about that word or phrase in a web browser or pop-up window. While Web users enjoy our integrated reference information, our basic Web site does not provide the “1-Click” functionality and context analysis that we include in our supplemental 1-Click Answers™ software version. 1-Click Answers™ is available for users of both Microsoft Windows® (via the “alt-click” combination) and Apple’s Macintosh OS X (by selecting the text and applying the Cmd-Shift-G keys). For example, when clicking on the word “Ford” appearing in the context of Ford Motor Company, Harrison Ford or Francis Ford Coppola, the system will process and recognize the context and deliver information on vehicles, movie stars and film directors, respectively. In Windows, 1-Click Answers™ also includes a downloaded toolbar for query lookup while using Microsoft Internet Explorer for Windows® as well as a docked AnswerBar utility.

Our primary revenue source for monetizing Answers.com traffic is advertising. Most of our ad revenue is earned from sponsored text-based links and image ads, either as pay-per-performance ads or paid-for-impression advertising. In the pay-for performance model, we earn revenue based on the number of clicks associated with such ads; in the paid-for-impression model, our revenues are derived from the display of ads.

In addition to Answers.com organic traffic, we partner with third-party sites that deliver our services to their users. The fees we pay to our distribution channels are often calculated as a percentage of the revenue we earn by delivering services to their users. When a third-party site monetizes our content using their own revenue mechanism, we are paid by that partner. These arrangements are based on various formulas, including a percentage of the revenues they earn by delivering our services to their users, fees based on the number of user queries and fixed periodic fees.

Answers.com’s collection of over three million answers is drawn from over sixty titles from brand-name publishers, as well as original content created by Answers.com’s own editorial team. Among the titles we currently license from third-party sources are:

•	AccuWeather
•	All Media Guide
•	The American Heritage Dictionary (Fourth Edition); from Houghton Mifflin
•	CIA World Factbook 2005, prepared by the Central Intelligence Agency
•	Columbia University Electronic Encyclopedia (Sixth Edition)
•	Computer Desktop Encyclopedia
•	Gale Encyclopedia of Cancer
•	The History of Science and Technology, from Houghton Mifflin
•	MarketWatch, Inc. (from Dow Jones)
•	Taylor's Dictionary for Gardeners, from Houghton Mifflin
•	West’s Encyclopedia of American Law (First Edition)
•	Wikipedia

By attributing the data source of each piece of our information on each web page, we enable our users to make an independent evaluation as to the credibility of our data.

Corporate Information

We were incorporated as a Texas corporation in December 1998, and reorganized as a Delaware corporation in April 1999. In January 2004, we changed our name from Atomica Corporation to GuruNet Corporation. On October 17, 2005, we changed our name from GuruNet Corporation to Answers Corporation. Our principal executive office is located at Jerusalem Technology Park, The Tower, Jerusalem 91481, Israel, and our telephone number is +972-2-649-5000. Our U.S. office is located at 237 West 35 th Street, Suite 1101, New York, NY 10001, telephone: 646-502-4777. Our executive officer in charge of investor relations is a resident of the U.S. office. Our corporate Website is located at http://www.answers.com. Information contained in our Website shall not be deemed to be a part of this prospectus.

Recent Developments

On December 1, 2005 pursuant to a Purchase Agreement among us, Brainboost Partnership, a New York general partnership Assaf Rozenblatt, Edo Segal and Jon Medved, we purchased the entire limited liability interests of Brainboost Technology, LLC, a Delaware limited liability company (“Brainboost”). As a result of the acquisition, we took title to and possession of those certain assets owned by Brainboost, including, among other things, all intellectual property rights associated with a functionality known as the Brainboost Answer Engine, a cutting-edge Artificial Intelligence technology targeting natural language search on the World-Wide-Web.   Pursuant to the Purchase Agreement, we paid Brainboost Partnership an aggregate of $4,000,000 in cash and 439,000 shares of our common stock. The common stock issued is subject to a lock-up agreement until December 1, 2006 except for certain leak-out provisions over the one-year period. In addition, in the event that the average price of our common stock for the 20 consecutive trading days immediately preceding December 1, 2006 (the “Average Closing Price”) is less than $10.2575 per share, we will either repurchase the common stock held by Brainboost Partnership and/or its partners at $10.2575 per share or pay Brainboost Partnership the difference between $10.2575 per share and the Average Closing Price subject to certain conditions set forth in the Purchase Agreement. In the event the Average Closing Price is below $10.2575 on December 1, 2006 and the sellers have not sold a significant amount of the common stock issued to them, we may be obligated to pay the sellers a significant amount of cash in excess of the $4 million already paid in December 2005.   Even in the event of a significant decrease in our stock price, we believe we have sufficient cash to pay the sellers of Brainboost the amount which may be owed to them as described above, and continue to meet our cash operating needs.

In connection with the acquisition of Brainboost, we also entered into an employment agreement with Mr. Rozenblatt, the developer of the Brainboost Answer Engine (“BAE”). Since December 2005, Mr. Rozenblatt has been serving as our Director of Natural Language Research. During 2006, we expect to hire a number of engineers and other technical staff to assist Mr. Rozenblatt with the integration and further development of the BAE within our systems and proprietary products. We believe that the addition of Mr. Rozenblatt and such additional staff will add approximately $400,000 to our compensation expense, on an annualized basis, above and beyond approximately $4.2 million of deferred compensation expense relating to Mr. Rozenblatt’s employment that was recorded as a contra equity account on our balance sheet on the acquisition date and is being amortized and charged to expense over the six-month period ending June 1, 2006. The $4.2 million of compensation stems from the terms of the Brainboost acquisition. 50% and 25% of the stock consideration are in escrow for three and six months, respectively, after the acquisition date. Release from escrow is contingent upon the continued employment of Mr. Rozenblatt with us.

The BAE, which will be incorporated into Answers.com, delivers answers to end-user generated natural language questions by identifying pages on the web that contain sentences or phrases that appear to answer such specific questions. In contrast, Answers.com in its current state is topic-based, much as an encyclopedia is built of entries that the reader looks up by name. We generally only need to scour our own database of licensed content topics to get the user the “answer” he or she seeks. As the Brainboost-type queries will require us to scour the web, we believe that the cost per query, for such queries, will be higher than our current costs per query.

We have also agreed with Brainboost Partnership to file a registration statement with respect to the 439,000 shares of common stock issued to them by February 14, 2006 and to use our reasonable best efforts to cause the registration statement to be declared effective by March 31, 2006. In the event the registration statement is not filed or declared effective within such time periods, Brainboost Partnership will be entitled to partial liquidated damages in the amount of $100,000 for every 30-day period that the registration statement has not been filed or declared effective.

RISK FACTORS

An investment in our shares involves a high degree of risk. Before making an investment decision, you should carefully consider all of the risks described in this prospectus. If any of the risks discussed in this prospectus actually occur, our business, financial condition and results of operations could be materially and adversely affected. If this were to happen, the price of our shares could decline significantly and you may lose all or a part of your investment. Our forward-looking statements in this prospectus are subject to the following risks and uncertainties. Our actual results could differ materially from those anticipated by our forward-looking statements as a result of the risk factors below. See "Forward-Looking Statements." Note that the risks and uncertainties described below are not the only ones facing us.

RISKS RELATED TO OUR BUSINESS

Our current business model, based on increasing visitor traffic to our Website, and monetizing such traffic, through sponsored links and paid advertisements, was initiated in the beginning of January 2005 and is still in a relatively early stage. Our limited experience executing on our new business model and the relatively short history of metrics available to us, make it difficult to evaluate our future prospects and the risk of success or failure of our business.

Implementation of our current business model, announced on January 3, 2005, is in a relatively early stage. Under the new model, introduced approximately one year ago, we are focused on increasing our visitor traffic and monetizing such traffic by utilizing sponsored links and advertisements to generate revenues. This model is still based on limited operating history on which to evaluate potential for future success. Additionally, at the present we have limited experience in growing our traffic and effectively monetizing Answers.com. The combination of the foregoing factors makes it difficult to evaluate the potential for success or failure of our business.

We have experienced significant and continuing net losses since our inception. If such losses continue, the value of your entire investment could decline significantly.

We incurred net losses of $6,013,502, and $6,590,519 for the years ended December 31, 2005 and 2004, respectively. As of December 31, 2005, we had an accumulated deficit of $46,609,619. We cannot assure you that we will be able to achieve net income on a quarterly or annual basis. If our revenues do not increase, or if our operating expenses exceed expectations or cannot be reduced, we will continue to suffer substantial losses which could have an adverse effect on our business and adversely affect your investment in our company . In addition, in connection with the acquisition of Brainboost Technology, LLC, we will experience additional expenses relating to the assets we purchased, including, without limitation, depreciation and compensation. Further, we plan to expand our engineering team in order to expedite the Brainboost technology’s integration into our products and technologies and are investing in certain hardware in order to accommodate the usage of the new technology. This expansion and investment will continue to place a significant strain on our operational and financial resources.

If search engines were to alter their algorithms or methods or otherwise restrict the flow of users visiting our Website, our financial results would suffer.

Search engines serve as origination Websites for end-users in search of information. Our topic pages, which are rich in content, often appear as one of the top links on the pages returned by search engines in response to users’ search queries and are subsequently accessed by Internet users. As a result, we rely heavily on search engines for a substantial portion of the users visiting our Website. According to our unaudited internal statistical tools, our traffic originating from search engines (excluding Google-directed “definition link traffic” discussed immediately below) during recent months approximated half of our Website’s overall traffic. Further, a vast majority of all of our search engine sourced traffic emanates from Google. Search engines may, at any time, decide to change the algorithms responsible for directing search queries to the web pages that are most likely to contain the information being sought by Internet users. Further, search engines could restrict the flow of users visiting our Website. A change in the algorithms used by search engines to identify web pages towards which traffic will ultimately be directed or a decision to otherwise restrict the flow of users visiting our Website, for any reason whatsoever, could cause a significant decrease in traffic and revenues which would in turn adversely affect our financial condition.

If Google, Inc. decides to discontinue directing user traffic to Answers.com through its “definition link”, we will lose a significant portion of our traffic, which would result in a reduction in our advertising revenues and adversely affect our financial condition.

A significant percentage of our direct query traffic is directed to Answers.com by the “definition link” appearing on Google’s Website result pages. This arrangement is not based on a contractual relationship and can be discontinued by Google at its sole discretion, at any given time. Further, as a result of this arrangement, we obtain a significant amount of secondary traffic (i.e. users who visit our site via the “definition link” and perform additional searches on Answers.com.) According to our internal unaudited statistical tools, the primary and secondary traffic from the Google definition link amounted to approximately 30% of our overall traffic over the course of the last several months. If Google ceases to direct traffic to Answers.com through its “definition link”, we will experience a significant reduction in our advertising revenues, which would adversely affect our financial condition.

If our Google Services Agreement, or GSA, is terminated by Google, for any reason, with little or no advance notice, we would be forced to immediately seek an alternative provider of listings and advertisements, in which case we would be susceptible to a certain transition period during which we may experience a material reduction in our advertising revenues and, in turn, an adverse effect on our financial condition.

Our business is depended to a certain extent on the GSA pursuant to which we obtain most of the advertisements displayed on our Website and earn most of our ad revenues. Google is afforded the right to terminate the GSA with no advance notice with respect to breaches of specific provisions of the GSA such as a

•
breach of certain prohibited actions by us including, among other things, (i) editing or modifying the order of search results, (ii) redirecting end users, producing or distributing any software which prevents the display of ads by Google, (iii) modifying or adapting or otherwise attempting to source code from Google technology, content, software and documentation or (iv) engaging in any action or practice that reflects poorly on Google or otherwise disparages or devalues Google’s reputation or goodwill;

•	a breach of the grant of a license to us by Google of certain trade names, trademarks, service marks, logos, domain names and other distinctive brand features of Google;
•	a breach of the confidentiality provisions of the GSA;
•	a breach of the exclusivity provisions of the GSA; or
•	a material breach of the GSA more than two times irrespective of any cure to such breaches,

While there are many companies in the market that provide Internet ad services similar to those provided by Google, and we do not believe that our ad revenue strategy is dependent on any one such provider, Google’s early termination of the GSA would translate into an immediate need to replace the GSA and obtain listings and advertisements from alternative providers. If we fail to quickly locate, negotiate and finalize alternative advertising arrangements, with terms as favorable as those provided for by the GSA, we may experience a material reduction in our advertising revenues and, in turn, an adverse affect on our financial condition.

If we are unable to retain current Internet users or attract new Internet users, our ability to generate revenues will be adversely impacted, which would adversely affect our financial condition.

In addition to search engine sourced traffic, and traffic directed by the Google definition link, a significant portion of our traffic originates from Internet users arriving at our Website directly , by typing www.answers.com into their web browser. Given the wide availability of free search engines and reference sites, we may not be able to retain current Internet users or attract additional Internet users in this direct fashion. If we are unable to retain such direct Internet users or attract new direct Internet users, our ability to generate revenues will be adversely impacted, which would adversely affect our financial condition.

If we do not continue to innovate, develop and provide content, products and services that are useful to users, we may not remain competitive, and our revenues and operating results could suffer.

Our success depends on innovating, developing and providing products and services used by individuals for a high quality Internet experience. Several of our competitors continue to develop innovations in web search and online information retrieval. As a result, we must continue to invest resources in research and development in order to enhance our web search technology and introduce innovative, easy-to-use products and services. If we are unable to develop useful and innovative products and services, users may become dissatisfied and use our competitors’ products.

If our co-branding partnerships and revenue-sharing arrangements with third-party Websites and service providers are not renewed or continued, we could lose advertising revenue, which would have an adverse effect on our business.

We have entered into, and plan to further enter into additional co-branding agreements and revenue-sharing arrangements with third party partners. To date, such agreements and arrangements have not had a substantial impact on revenues. Notwithstanding, these agreements and arrangements may result in significant revenues in the future, and has provided us with third-party validation of our product offering. These agreements and arrangements may be terminated or discontinued by our co-branding partners and third-party Websites. If these agreements and arrangements impact our revenues substantially in the future, then termination of such agreements and arrangements will result in the loss of advertising revenue and may negatively affect our financial condition. Further, termination of these agreements could impact our credibility in the marketplace.

We may not be able to expand our business through acquisitions and joint ventures and, even if we are successful, our operations may be adversely affected as a result of an acquisition or joint venture.

Our business strategy includes potential growth through business combinations, acquisitions and joint ventures. Our business could be harmed if we are unable to implement this business strategy. Our ability to implement this business strategy depends in large part on our ability to compete successfully with other entities for acquisition candidates and joint venture partners. Factors affecting our ability to compete successfully in this regard include:

•	our financial condition relative to the financial condition of our competitors	•	our ability to obtain additional financing from investors

•	the attractiveness of our common stock as potential consideration for entering into these types of transactions as compared to the common stock of other entities competing for these opportunities	•	our available cash, which in turn depends upon our results of operations and the cash demands of our business

Many of the entities with which we compete for acquisition candidates and joint venture partners have greater financial resources than we do.

If, despite these factors, we are successful in entering into additional business combinations, acquisitions and joint ventures, our business, financial condition and results of operations could be materially and adversely affected if we are unable to integrate the operations of the acquired companies or joint ventures. Our ability to integrate the operations of the acquired companies or joint ventures will depend, in part, on our ability to overcome or address:

•	the difficulties of assimilating the operations and personnel of the acquired companies and the potential disruption of our ongoing business	•	the need to incorporate successfully the acquired or shared technology or content and rights into our products and services

•	the difficulties of establishing a new joint venture, including the need to attract and retain qualified personnel and the need to attract customers and advertisers	•	the potential impairment of relationships with employees and customers as a result of any integration of new management personnel or reduction of personnel

•	the difficulties of maintaining uniform standards, controls, procedures and policies

In addition, completing acquisitions could require use of a significant amount of our available cash. Furthermore, we may have to issue equity or equity-linked securities to pay for future acquisitions, and any of these issuances could be dilutive to existing and future stockholders. Acquisitions and investments may also have negative effects on our reported results of operations due to acquisition-related charges, amortization of acquired technology and other intangibles, and/or actual or potential liabilities, known and unknown, associated with the acquired businesses or joint ventures. Any of these acquisition-related risks or costs could adversely affect our business, financial condition and results of operations.

Our long-term financial viability may depend upon the growth and acceptance of Internet advertising as an effective alternative to traditional advertising media. If the market for Internet advertising does not continue to grow, our revenues and operating results could suffer.

Because our revenues are derived from advertisements, we compete with traditional media including television, radio and print, in addition to other Websites, for a share of advertisers’ total advertising expenditures. We may face the risk that advertisers might find Internet advertising to be less effective than traditional media at promoting their products or services and may further reduce or eliminate their expenditures on Internet advertising. Many advertisers and advertising agencies have only limited experience advertising on the Internet and have not devoted a significant portion of their advertising expenditures to Internet advertising. Acceptance of the Internet among advertisers will depend, to a large extent, on the perceived effectiveness of Internet advertising and the continued growth of commercial usage of the Internet. Filter software programs that limit or prevent advertising from being displayed on a user’s computer are available. It is unclear whether this type of software will become widely accepted, but if it does, it would negatively affect Internet-based advertising. Our business could be seriously harmed if the market for Internet advertising does not continue to grow.

Our business depends on our ability to strengthen our brand. If we are not able to enhance public awareness of our answer engine product, we will be unable to increase user traffic and will fail to attract advertisers, which will result in lost revenues.

Expanding and strengthening public awareness of our brand is critical to achieving widespread acceptance of our services and to the success of our business. Strengthening our brand may require us to make substantial investments and these investments may not be successful. We have positioned ourselves as an answer engine rather than a traditional search engine, however, in order to maintain and strengthen the brand, we must continue to develop our reference information and continue to provide quality services. If we are unable to continuously deliver quality services, our brand name will suffer.

We face risks relating to the duration of, and our dependence on, our content provider agreements. Our failure to maintain commercially acceptable content provider relationships would result in a less attractive product to users, and therefore subject us to lost revenue as a result of a loss of users and advertisers.

We are heavily dependent on license agreements with our content providers. There can be no assurance that we will be able to renew these contracts at all or on commercially acceptable terms or that our costs with respect to these contracts will not increase prohibitively following any renewal. If we are unable to contain the costs of these agreements or, if renewal is not possible, or we are unable to develop relationships with alternative providers of content or maintain and enhance our existing relationships, our product will be less attractive to Internet users, which could result in decreased advertising revenues.

Failure to provide users with quality reference information could result in a less attractive product to users, and therefore subject us to lost revenues as a result of a loss of consumers and advertisers.

The attractiveness and popularity of our Website depends heavily on our ability to offer users quality content. If we are not successful in identifying and licensing quality content comprised of reliable current information from third party content providers, the utility of our product to the user will be reduced, which could deter Internet users from using our search engine. The inability of retaining and attracting new Internet users would lead to a loss of revenues and adversely affect our business.

We are dependent upon maintaining and expanding our computer and communications systems. Failure to do so could result in interruptions and failures of our product that would make our product less attractive to consumers, and therefore subject us to lost revenue as a result of a loss of consumers and advertisers.

Our ability to provide high quality user experience depends on the efficient and uninterrupted operation of our computer and communications systems to accommodate the consumers and advertisers using our products. Our failure to maintain high capacity data transmission without system downtime and improve our network infrastructure would adversely affect our business and results of operations. We believe that our current network infrastructure is insufficient to support a significant increase in the use of our products. We have experienced periodic interruptions and failures including problems associated with users downloading our products, which we believe will continue to occur. We will need to enhance and expand our network infrastructure in order to accommodate the users and advertisers using our products.

If we were to lose the services of our key personnel, we may not be able to execute our business strategy that could result in the failure of our business.

Our future ability to execute our business plan depends upon the continued service of our executive officers and other key technology, marketing, sales and support personnel. Except for Robert S. Rosenschein, our Chief Executive Officer, our employment agreements with our officers and key employees are terminable by either party upon 30-90 days notice. If we lost the services of one or more of our key employees, or if one or more of our executive officers or employees joined a competitor or otherwise competed with us, our business may be adversely affected and our stock price may decline. In particular, the services of key members of our research and development team would be difficult to replace. We cannot assure you that we will be able to retain or replace our key personnel. We have key person life insurance in the amount of $1,000,000 for Robert Rosenschein, but not for any of our other officers.

We face risks relating to our limited use of framing third party Websites inside our GuruNet product, predecessor to Answers.com. If our framing functionality is challenged, we may be subject to litigation which could require us to either cease framing or pay the third party Website owner, either of which could decrease the value of our product to users resulting in lost revenues.

Unauthorized “framing” creates potential copyright and trademark issues as well as potential false advertising claims. Framing occurs when we bring to our Website someone else’s Website that is being viewed by an Internet user and the other Website becomes “framed” by our site. Though some lawsuits on framing have been filed against certain entities in the market, to our knowledge none so far has resulted in fully litigated opinions. There can be no assurance that our limited framing functionality used within our GuruNet product will not be challenged. In the event of a challenge, we may be required to cease this functionality, seek a license from the Website owner, pay damages or royalties or otherwise be required to change the way we connect to certain Websites. Any of these actions could have an adverse effect on our business.

The goal of our acquisition of Brainboost Technology, LLC and the intellectual property rights associated with the Brainboost Answer Engine is the integration of the Brainboost technology into our existing products and technologies. If we are not successful in this integration process and are not able to leverage the advantages that the Brainboost technology has to offer, our ability to grow our business will suffer and our opportunity for continued business growth will be adversely affected.

As a result of the Brainboost acquisition, we own the assets belonging to Brainboost Technology, LLC, the primary asset of which is comprised of the software and all other intellectual property rights associated with a functionality known as the Brainboost Answer Engine, an artificial intelligence technology targeting natural language search on the World-Wide-Web. Failure on our part to successfully integrate the Brainboost Answer Engine into our products and technologies and to take full advantage of the acquired technology’s potential could harm our ability to grow our business and adversely affect our ability to improve our service.

The Brainboost technology may not achieve broad public acceptance.

The success of Brainboost’s natural language search capabilities largely depends on the degree of public acceptance of this technology and its innovative solution to a difficult area in Internet search. The technology we acquired may not develop a broad audience. Potential new users of our products, once the Brainboost technology has been incorporated into our products and services, may view the Brainboost solution as unattractive relative to other services of competitors, in existence now or currently under development. This could harm our ability to maintain or grow our business.

Our Purchase Agreement with Brainboost Partnership contains certain price protection rights with respect to the shares of common stock issued to Brainboost Partnership, which could result in additional cash being paid to Brainboost Partnership.

As part of the Purchase Agreement with Brainboost Partnership pursuant to which we purchased the entire limited liability interests of Brainboost Technology, LLC, we agreed that in the event that the Average Closing Price of our common stock on December 1, 2006 is less than $10.2575, at our option we will either repurchase the common stock held by Brainboost Partnership and/or its partners at such date for $10.2575 per share or pay Brainboost Partnership the difference between $10.2575 per share and the Average Closing Price subject to certain conditions in the Purchase Agreement. In the event that the Average Closing Price of our common stock is substantially below $10.2575 on December 1, 2006 and Brainboost Partnership and/or its partners have not sold a substantial amount of the common stock issued to them, we may be obligated to pay Brainboost Partnership a significant amount of additional cash, which could have an adverse effect on our financial position.

RISKS RELATED TO OUR INDUSTRY

Third parties could claim that our company is infringing on their intellectual property rights, which could result in substantial costs, diversion of significant managerial resources and significant harm to the company's reputation.

The industry in which our company operates is characterized by the existence of a large number of patents and frequent litigation based on allegations of patent infringement. We expect that Internet technologies, software products and services may be increasingly subject to third-party infringement claims as the number of competitors in our industry segment grows and the functionality of products in different industry segments overlaps. From time to time, third parties may assert patent, copyright, trademark and other intellectual property rights to technologies and software products in various jurisdictions that are important to our business. Additionally, third parties may assert claims of copyright infringement with respect to the content displayed on our Website. For example, a third party may claim that data displayed on our Website pursuant to a licensing arrangement with our content provider is in violation of a legitimate copyright.

A successful infringement claim against us by any third party, could subject the company to:

•	substantial liability for damages and litigation costs, including attorneys' fees;

•
lawsuits that prevent the company from further use of its intellectual property and require the company to permanently cease and desist from selling or marketing products that use such intellectual property;

•	having to license the intellectual property from a third party, which could include significant licensing and royalty fees not presently paid by us and add materially to the our costs of operations;

•
having to develop as a non-infringing alternative, new intellectual property which could delay projects and add materially to our costs of operations, or may not be accepted by our users, which, in turn, could significantly adversely affect our traffic and revenues; and

•
having to indemnify third parties who have entered into agreements with the company with respect to losses they incurred as a result of the infringement, which could include consequential and incidental damages that are material in amount.

Even if we are not found liable in a claim for intellectual property infringement, such a claim could result in substantial costs, diversion of significant resources and management attention, termination of customer contracts and the loss of customers and significant harm to the reputation of the company.

Misappropriation of our intellectual property could harm our reputation, affecting our competitive position and costing us money.

Our ability to compete with other software companies depends in part upon the strength of our proprietary rights in our technologies. We believe that our intellectual property will be critical to our success and competitive position. We rely on a combination of U.S. and foreign patents, copyrights, trademark and trade secret laws to establish and protect our proprietary rights. If we are unable to protect our intellectual property against unauthorized use by third parties, our reputation could be damaged and our competitive position adversely affected.

Attempts may be made to copy aspects of our products or to obtain and use information that we regard as proprietary. Accordingly, we may not be able to prevent misappropriation of our technology or deter others from developing similar technology. Our strategy to deter misappropriation could be undermined if:

•	the proprietary nature or protection of our methodologies are not recognized in the United States or foreign countries;

•	third parties misappropriate our proprietary methodologies and such misappropriation is not detected; and

•	competitors create applications similar to ours but which do not technically infringe on our legally protected rights.

If these risks materialize, the company could be required to spend significant amounts to defend its rights and divert critical managerial resources. In addition, the company's proprietary methodologies may decline in value or its rights to them may become unenforceable. If any of the foregoing were to occur, our business could be materially adversely affected.

Government regulation and legal uncertainties may require us to incur significant expenses in complying with any new regulations.

The laws and regulations applicable to the Internet and our products are evolving and unclear and could damage our business. There are currently few laws or regulations directly applicable to access to, or commerce on, the Internet. Due to the increasing popularity and use of the Internet, it is possible that laws and regulations may be adopted, covering issues such as user privacy, pricing, taxation, content regulation, quality of products and services, and intellectual property ownership and infringement. This legislation could expose us to substantial liability as well as dampen the growth in use of the Internet, decrease the acceptance of the Internet as a communications and commercial medium, or require us to incur significant expenses in complying with any new regulations. Because the increased use of the Internet has burdened the existing telecommunications infrastructure and many areas with high Internet usage have begun to experience interruptions in phone services, local telephone carriers have petitioned the FCC to regulate the Internet and to impose access fees. Increased regulation or the imposition of access fees could substantially increase the costs of communicating on the Internet, potentially decreasing the demand for our products. A number of proposals have been made at the federal, state and local level that would impose additional taxes on the sale of goods and services through the Internet. Such proposals, if adopted, could substantially impair the growth of electronic commerce and could adversely affect us. Moreover, the applicability to the Internet of existing laws governing issues such as property ownership, copyright, defamation, obscenity and personal privacy is uncertain. We may be subject to claims that our products violate such laws. Any new legislation or regulation in the United States or abroad or the application of existing laws and regulations to the Internet could damage our business and cause our stock price to decline.

Due to the global nature of the Internet, it is possible that the governments of other states and foreign countries might attempt to regulate its transmissions or prosecute us for violations of their laws. We might unintentionally violate these laws. Such laws may be modified, or new laws may be enacted, in the future. Any such development could damage our business.

Our business is adversely affected by anything that causes our users to spend less time on their computers, including seasonal factors and national events, and events that are not in our control, such as disasters.

Anything that diverts our users from their customary level of usage of our Website, such as the events of September 11, 2001, could adversely affect our business. Further, our results of operations historically have been seasonal because many of our users reduce their activities on our Website with the onset of good weather during the summer months, and on and around national holidays. Such patterns of seasonality may become more pronounced as our Website gains acceptance by a broader base of mainstream users.

RISKS RELATED TO OUR COMMON STOCK

Our common stock may be affected by limited trading volume and may fluctuate significantly.

Our common stock is traded on the Nasdaq National Market. There can be no assurance that an active trading market for our common stock will be sustained. Failure to maintain an active trading market for our common stock may adversely affect our shareholders' ability to sell our common stock in short time periods, or at all. Our common stock has experienced, and may experience in the future, significant price and volume fluctuations, which could adversely affect the market price of our common stock.

There may be substantial sales of our common stock after the expiration of lock-up periods, which could cause our stock price to fall.

All of our issued and outstanding shares are immediately available for sale in the public market without registration under Rule 144. Sales of a substantial number of shares of our common stock could cause the price of our securities to fall and could impair our ability to raise capital by selling additional securities.

We could issue “ blank check ” preferred stock without stockholder approval with the effect of diluting then current stockholder interests.

Our certificate of incorporation authorizes the issuance of up to 1,000,000 shares of “blank check” preferred stock with designations, rights and preferences as determined from time to time by our board of directors. Accordingly, our board is empowered, without stockholder approval, to issue a series of preferred stock with dividend, liquidation, conversion, voting or other rights which could dilute the interest of, or impair the voting power of, our common stockholders. The issuance of a series of preferred stock could be used to discourage, delay or prevent a change in control. Although we do not presently intend to issue any shares of preferred stock, we may do so in the future.

Provisions in our charter documents and under Delaware law could discourage a takeover that stockholders may consider favorable.

Provisions of our Amended and Restated Certificate of Incorporation and Bylaws could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. For example, our board of directors is divided into three classes, with one class being elected each year by our stockholders, which generally makes it more difficult for stockholders to replace a majority of directors and obtain control of our board. In addition, stockholder meetings may be called only by our board of directors, the chairman of the board and the president, advance notice is required prior to stockholder proposals and stockholders may not act by written consent. Further, we have authorized preferred stock that is undesignated, making it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of Answers Corporation.

Delaware law also could make it more difficult for a third party to acquire us. Specifically, Section 203 of the Delaware General Corporation Law, to which our company is subject, may have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by our stockholders.

We are at risk of securities class action litigation.

In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because Internet companies have experienced significant stock price volatility in recent years. If we faced such litigation, it could result in substantial costs and diversion of management’s attention and resources, which could adversely affect our business.

Our stock price has been and may continue to be extremely volatile.

The trading price of our common stock has been and is likely to be extremely volatile and could fluctuate in response to a variety of factors, including the following:

•	actual or anticipated variations in our quarterly operating results and expected future results;
•	changes in, or failure to meet, financial estimates by securities analysts;
•	unscheduled system downtime;
•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures, new products or capital commitments;
•	additions or departures of key personnel;
•	announcements of technological innovations or new services by us or our competitors;
•	initiation of or developments in litigation affecting us;
•	conditions or trends in the Internet and online commerce industries;
•	changes in the market valuations of other Internet, online commerce, or technology companies; and
•	developments in regulation.

The trading prices of Internet stocks in general, and ours in particular, have experienced extreme price and volume fluctuations in recent periods. These fluctuations can often be unrelated or disproportionate to the operating performance of these companies. Negative changes in the public’s perception of the prospects of Internet or e-commerce or technology companies have in the past and may in the future depress our stock price regardless of our results. Other broad market and industry factors may decrease the market price of our common stock, regardless of our operating performance.

RISKS RELATED TO OUR LOCATION IN ISRAEL

Conditions in Israel may limit our ability to produce and sell our product, which would lead to a decrease in revenues.

Because our principal offices and sole research and development facilities are located in Jerusalem, Israel, our operations are directly affected by economic, political and military conditions affecting Israel. Specifically, we could be adversely affected by:

•	any major hostilities involving Israel;

•	a full or partial mobilization of the reserve forces of the Israeli army;

•	the interruption or curtailment of trade between Israel and its present trading partners;

•	risks associated with the fact that a number of our employees and a key officer reside in what are commonly referred to as occupied territories; and

•	a significant downturn in the economic or financial conditions in Israel.

Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Despite negotiations to effect peace between Israel and its Arab neighbors, the future of these peace efforts is uncertain. Since October 2000, there has been a significant increase in violence, civil unrest and hostility, including armed clashes between the State of Israel and the Palestinians, and acts of terror have been committed inside Israel and against Israeli targets in the West Bank and Gaza Strip. There is no indication as to how long the current hostilities will last or whether there will be any further escalation. Any further escalation in these hostilities or any future conflict, political instability or violence in the region may have a negative effect on our business, harm our results of operations and adversely affect our share price.

Furthermore, there are a number of countries that restrict business with Israel or with Israeli companies, which may limit our ability to make sales in those countries.

We may not be able to enforce covenants not-to-compete under current Israeli law that might result in added competition for our products.

We have non-competition agreements with all of our employees, almost all of which are governed by Israeli law. These agreements prohibit our employees from competing with or working for our competitors, generally during and for up to 12 months after termination of their employment. However, Israeli courts are reluctant to enforce non-compete undertakings of former employees and tend, if at all, to enforce those provisions for relatively brief periods of time in restricted geographical areas and only when the employee has obtained unique value to the employer specific to that employer’s business and not just regarding the professional development of the employee.

The Israeli government tax benefits program in which we currently participate and from which we receive benefits requires us to meet several conditions. These programs or benefits may be terminated or reduced in the future, which may result in an increase in our tax liability.

Our Israeli subsidiary receives tax benefits authorized under Israeli law for capital investments that are designated as “Approved Enterprises.” To be eligible for these tax benefits, we must meet certain conditions. If we fail to meet such conditions, these tax benefits could be cancelled, and we could be required to pay increased taxes or refund the amount of tax benefits we received, together with interest and penalties. Israeli governmental authorities have indicated that the government may in the future reduce or eliminate the benefits of such programs. The termination or reduction of these programs and tax benefits could increase our Israeli tax rates, and thereby reduce our net profits or increase our net losses.

FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 (the "Act") provides a safe harbor for forward-looking statements made by us or on our behalf. We and our representatives may from time to time make written or oral statements that are "forward-looking," including statements contained in this prospectus and other filings with the Securities and Exchange Commission, reports to our stockholders and news releases. All statements that express expectations, estimates, forecasts or projections are forward-looking statements within the meaning of the Act. In addition, other written or oral statements which constitute forward-looking statements may be made by us or on our behalf. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," "projects," "forecasts," "may," "should," variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in or suggested by such forward-looking statements. Among the important factors on which such statements are based are assumptions concerning our ability to increase the number of persons who use our products, our ability to increase the number of partners who will generate increased traffic to our sites, our ability to improve the monetization of our products and our ability to continue our relationship with Google, Inc. which directs user traffic to www.answers.com through its definition link.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the shares sold pursuant to this prospectus. We will bear all expenses in connection with the registration of the shares, other than underwriting discounts and selling commissions

SELLING STOCKHOLDERS

Below is information with respect to the number of shares of our common stock owned by the selling stockholders as of May 17, 2006. Except as described below, the selling stockholders do not have, or have not had, any position, office or other material relationship or transaction with us or any of our affiliates beyond their investment in, or receipt of, our securities. See “Plan of Distribution” for additional information about the selling stockholders and the manner in which the selling stockholders may dispose of their shares. Beneficial ownership has been determined in accordance with the rules of the SEC, and includes voting or investment power with respect to the shares. Unless otherwise indicated in the table below, to our knowledge, the selling stockholders named in the table below have sole voting and investment power with respect to their shares of common stock. Our registration of these shares does not necessarily mean that the selling stockholders will sell any or all of the shares covered by this prospectus.

This prospectus relates to 1,883,274 shares of our common stock, par value $.001 per share, for sale from time to time by the selling stockholders identified in this prospectus. Of these shares, 1,012,438 shares of common stock were previously registered in Registration Statement No. 333-123906, 405,414 shares of common stock were previously registered in Registration Statement No. 333-115424, 439,000 shares were issued in December 2005 as part of the consideration in connection with our acquisition of Brainboost Technology, LLC and 26,422 shares are issuable upon the exercise of Reload Warrants issued to WEC Partners LLC in connection with the exercise of bridge warrants  issued in a bridge financing transaction in January and February 2004. The 26,422 Reload Warrants issued to WEC Partners LLC were mistakenly excluded from Registration Statement No. 333-123906 and should have been registered in Registration Statement No. 333-123906 pursuant to an agreement dated as of February 4, 2005 between us and the holders of the Reload Warrants. WEC Partners LLC has waived any registration payment penalties which we may be obligated to pay as a result of the failure to register the 26,422 Reload Warrants in Registration Statement No. 333-123906.

On January 30, 2004 and February 17, 2004, we completed our bridge financing, consisting of $5.0 million aggregate principal amount of bridge notes bearing interest at an annual rate of 8%, or Bridge Notes. The aggregate principal amount of the Bridge Notes included $200,000 previously advanced to us by investors that was converted into Bridge Notes in connection with the bridge financing. The Bridge Notes were due on the earlier of January or February 2005 and the consummation of our initial public offering.

Of the aggregate Bridge Notes outstanding, $3,160,000 principal amount of the Bridge Notes was repaid in cash from the net proceeds of our initial public offering and $1,840,000 of the principal amount of the Bridge Notes was converted on the date of our initial public offering into shares of common stock at a conversion price of $3.75.

In connection with the issuance of the Bridge Notes, we issued bridge warrants, or Bridge Warrants, to purchase an aggregate of 1,700,013 shares of common stock, exercisable at $7.20 per share, commencing on December 31, 2004. In the third quarter of 2004, our board of directors authorized the issuance of an aggregate of 750,002 warrants to the noteholders.

On October 7, 2004, the date on which we filed our registration statement related to our initial public offering, each noteholder received a pro rata share of these additional warrants (approximately .44 warrant for each bridge warrant held). These additional warrants contained terms identical to the Bridge Warrants, except for certain expiration provisions. In October 2004, the National Association of Securities Dealers, Inc. determined that shares issuable upon conversion of Bridge Notes and upon exercise of Bridge Warrants held by certain noteholders in our bridge financing constituted underwriter’s compensation, because of the relationship between these noteholders and one of the underwriters involved in our initial public offering. As a result, these noteholders were contractually obligated to surrender their warrants to purchase 648,534 shares of common stock to us without consideration and had $1,350,000 aggregate principal amount of Bridge Notes entirely repaid instead of converted into common stock.

The 1,029,488 warrants, or Reload Warrants, were issued on February 4, 2005 to certain holders of the Bridge Warrants. On February 4, 2005, we entered into an agreement with the holders of the Bridge Warrants, under which the holders of the Bridge Warrants exercised an aggregate of 1,871,783 Bridge Warrants at the exercise price of $7.20 per share (with the exception of Vertical Ventures LLC which held a warrant exercisable at $3.75 per share) for aggregate proceeds of approximately $12,220,000, net of fees and expenses. The Reload Warrants were issued to the holders of the Bridge Warrants as an incentive to exercise their respective Bridge Warrants. The Reload Warrants are currently exercisable at an exercise price of $17.27 per share and expire on February 4, 2010.

We will not receive any of the proceeds from the sale of the shares sold pursuant to this prospectus. We will bear all expenses in connection with the registration of the shares, other than underwriting discounts and selling commissions.

The number of shares of common stock that may actually be sold by the selling stockholders will be determined by the selling stockholders. Because the selling stockholders may sell all, some or none of the shares of common stock which they hold, and because the offering contemplated by this prospectus is not currently being underwritten, no estimate can be given as to the number of shares of common stock that will be held by the selling stockholders upon termination of the offering. The information set forth in the following table regarding the beneficial ownership after resale of shares is based on the premise that the selling stockholders will sell all of the shares of common stock owned by such selling stockholder and covered by this prospectus.

			Beneficial Ownership After this Offering (1)(2)
Selling Stockholder	Beneficial Ownership Prior to this Offering	Shares That May be Offered and Sold Hereby	Number of Shares	Percent of Class
Ajax Partners	26,422	26,422 (3)	0	0
Andrew Rosen	55,423	55,423 (4)	0	0
Arthur Steinberg	13,211	13,211 (5)	0	0
Barretto Pacific Corporation	7,800	7,800 (6)	0	0
Brainboost Partnership	439,000	439,000 (7)	0	0
Brian Daly	6,607	6,607 (8)	0	0
Bruce Bernstein	6,607	6,607 (9)	0	0
Chris Conway	37,231	37,231 (10)	0	0
Dr. Joseph Vardi	94,831	39,633 (11)	55,198	*
Eli Rothman	26,422	26,422 (12)	0	0
Eric Stein	38,191	38,191 (13)	0	0
Iroquois Capital, LP	300,930	300,930 (14)	0	0
Marc Friedman	74,462	74,462 (15)	0	0
Nanette C. Koryn and Robert H. Cohen	12,733	12,733 (16)	0	0
Morton H. Meyerson	293,346	145,030 (17)	148,316	1.9
Omicron Master Trust	66,055	66,055 (18)	0	0
Petrocelli Industries, Inc.	29,887	29,887 (19)	0	0
Rivington Investments N.V.	67,997	2,173 (20)	65,824	*
Salvador Abady	37,231	37,231 (21)	0	0
Scot Jason Cohen	11,819	11,890 (22)	0	0
Smithfield Fiduciary LLC	132,108	132,108 (23)	0	0
Stanoff Corporation	27,500	27,500 (24)	0	0
Steven and Adam Sprung	37,231	37,231 (25)	0	0
Steven Landman	6,607	6,607 (26)	0	0
Ted Struhl Family Partnership	68,962	68,962 (27)	0	0
Vertical Ventures, LLC	196,506	196,506 (28)	0	0
WEC Partners LLC	26,422	26,422 (29)	0	0
William Castor	11,000	11,000 (30)	0	0

  * Represents less than 1%.

(1)	Percentage calculated on the basis of 7,728,174 shares of common stock outstanding on May 17, 2006.

(2)
Assumes the sale of all shares of common stock registered pursuant to this prospectus, although the selling stockholders are under no obligations known to us to sell any shares of common stock at this time.

(3)
Consists of shares of common stock issuable upon exercise of Reload Warrants. David Stone is the managing partner of Ajax Partners and has sole voting and investment power over the securities owned by Ajax Partners.

(4)	Consists of 52,844 shares of common stock issuable upon exercise of Reload Warrants and 2,579 shares of common stock issued upon exercise of the Bridge Warrants.

(5)	Consists of shares of common stock issuable upon exercise of Reload Warrants.

(6)
Consists of shares of common stock issued to Barretto Pacific Corporation. On December 13, 2004 we entered into a one-year term agreement with Barretto for the provision of investor relations consulting services. The agreement was for an aggregate cash amount of $100,000. In connection with the agreement, we issued Barretto 7,800 shares of our common stock. Landon Barretto has sole voting and investment power over the shares owned by Barretto.

(7)
Consists of shares of common stock issued to Brainboost Partnership. On December 1, 2005 pursuant to a Purchase Agreement among us, Brainboost Partnership, a New York general partnership Assaf Rozenblatt, Edo Segal and Jon Medved, we purchased the entire limited liability interests of Brainboost Technology, LLC, a Delaware limited liability company (“Brainboost”). As a result of the acquisition, we took title to and possession of those certain assets owned by Brainboost, including, among other things, all intellectual property rights associated with a functionality known as the Brainboost Answer Engine, a cutting-edge Artificial Intelligence technology targeting natural language search on the World-Wide-Web.   Pursuant to the Purchase Agreement, we paid Brainboost Partnership an aggregate of $4,000,000 in cash and 439,000 shares of our common stock. Assaf Rozenblatt has sole voting and investment power over the shares owned by Brainboost Partnership.

(8)	Consists of shares of common stock issuable upon exercise of Reload Warrants.

(9)	Consists of shares of common stock issuable upon exercise of Reload Warrants.

(10)	Consists of 13,211 shares of common stock issuable upon exercise of Reload Warrants and 24,020 shares of common stock issued upon exercise of the Bridge Warrants.

(11)	Consists of shares of common stock issuable upon exercise of Reload Warrants.

(12)	Consists of shares of common stock issuable upon exercise of Reload Warrants.

(13)
Consists of 11,494 shares of common stock issuable upon exercise of Reload Warrants, 20,897 shares of common stock issued upon exercise of the Bridge Warrants and 5,800 shares of common stock issued upon conversion of the Bridge Notes.

(14)
Consists of 174,827 shares of common stock issuable upon exercise of Reload Warrants and 126,103 shares of common stock issuable upon exercise of the Bridge Warrants. Joshua Silverman is the managing partner of Iroquois Capital, L.P. and has sole voting and investment power over the shares owned by Iroquois Capital, L.P. Mr. Silverman disclaims beneficial ownership of the shares owned by Iroquois Capital, L.P.

(15)	Consists of 26,422 shares of common stock issuable upon exercise of Reload Warrants and 48,040 shares of common stock issued upon exercise of the Bridge Warrants.

(16)	Consists of 6,066 shares of common stock issuable upon exercise of Reload Warrants and 6,667 shares of common stock issued upon conversion of the Bridge Notes.

(17)
Consists of 97,496 shares of common stock issuable upon exercise of Reload Warrants and 47,534 shares of common stock issued upon conversion of the Bridge Notes. Of the 97,496 shares of common stock issuable upon exercise of Reload Warrants, 50,000 are owned by the Morton Meyerson Family Foundation. Mr. Meyerson is the President of the Morton Meyerson Family Foundation and has voting and investment power over the 50,000 Reload Warrants.

(18)
Consists of shares of common stock issuable upon exercise of Reload Warrants. Omicron Capital, L.P. a Delaware limited partnership (“Omicron Capital”), serves as investment manager to Omicron Master Trust, a trust formed under the laws of Bermuda (“Omicron”), Omicron Capital, Inc., a Delaware corporation (“OCI”), serves as general partner of Omicron Capital, and Winchester Global Trust Company Limited (“Winchester”) serves as the trustee of Omicron. By reason of such relationships, Omicron Capital and OCI may be deemed to share dispositive power over the shares of our common stock owned by Omicron, and Winchester may be deemed to share voting and dispositive power over the shares of our common stock owned by Omicron. Omicron Capital, OCI and Winchester disclaim beneficial ownership of such shares of our common stock. Omicron Capital has delegated authority from the board of directors of Winchester regarding the portfolio management decisions with respect to the shares of common stock owned by Omicron and as of March 15, 2006, Mr. Olivier H. Morali and Mr. Bruce T. Bernstein, officers of OCI, have delegated authority from the board of directors of OCI regarding the portfolio management decisions of Omicron Capital with respect to the shares of common stock owned by Omicron. By reason of such delegated authority, Messrs. Morali and Bernstein may be deemed to share dispositive power over the shares of our common stock owned by Omicron. Messrs. Morali and Bernstein disclaim beneficial ownership of such shares of our common stock and neither of such persons has any legal right to maintain such delegated authority. No other person has sole or shared voting or dispositive power with respect to the shares of our common stock being offered by Omicron, as those terms are used for purposes under Regulation 13D-G of the Securities Exchange Act of 1934, as amended. Omicron and Winchester are not “affiliates” of one another, as that term is used for purposes of the Securities Exchange Act of 1934, as amended, or of any other person named in this prospectus as a selling stockholder. No person or “group” (as that term is used in Section 13(d) of the Securities Exchange Act of 1934, as amended, or the SEC’s Regulation 13D-G) controls Omicron and Winchester.

(19)
Consists of 5,867 shares of common stock issuable upon exercise of Reload Warrants and 24,020 shares of common stock issued upon exercise of Bridge Warrants. Florence Petrocellli has voting and/or dispositive power over the securities owned by Petrocelli Industries, Inc.

(20)
Consists of shares of common stock issuable upon exercise of stock options granted to Rivington Investments N.V. On April 27, 1999, we entered into a consulting agreement with Rivington pursuant to which agreement Rivington was retained to provide us with advisory services on strategic business planning and product critique. Pursuant to the consulting agreement, (i) Rivington was obligated to avail itself to our management team for a minimum of four (4) hours a month; (ii) we agreed to compensate Rivington in the form of the grant of a stock option to purchase 50,000 shares of our common stock at an exercise price of $0.05 per share (it should be noted that following our 23.02:1 reverse stock split in January 2004, this option became an option to purchase 2,173 shares of our common stock at the exercise price of $1.15); and (iii) the term of the option was ten (10) years subject to earlier termination pursuant to the terms of an option agreement entered into in conjunction with the consulting agreement. Professor Ehud Shapiro, Michelle Arnon and Elieser Kaplan share voting and/or dispositive power over the securities owned by Rivington.

(21)	Consists of 13,211 shares of common stock issuable upon exercise of Reload Warrants and 24,020 shares of common stock issued upon exercise of Bridge Warrants.

(22)	Consists of shares of common stock issuable upon exercise of Reload Warrants.

(23)
Consists of shares of common stock issuable upon exercise of Reload Warrants. Highbridge Capital Management, LLC is the trading manager of Smithfield Fiduciary LLC and has voting control and investment direction over securities held by Smithfield Fiduciary LLC. Glenn Dubin and Henry Swieca control Highbridge Capital Management, LLC. Each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca disclaim beneficial ownership of the securities held by Smithfield Fiduciary LLC.

(24)
Consists of shares of common stock issuable upon exercise of Reload Warrants. Howard Weingrow as president and Robert Lifton as chairman of Stanoff Corporation have voting and investment power over the securities owned by Stanoff Corporation.

(25)	Consists of 13,211 shares of common stock issuable upon exercise of Reload Warrants and 24,020 shares of common stock issued upon exercise of Bridge Warrants.

(26)	Consists of shares of common stock issuable upon exercise of Reload Warrants.

(27)	Consists of 20,922 shares of common stock issuable upon exercise of Reload Warrants and 48,040 shares of common stock issued upon exercise of Bridge Warrants.

(28)
Consists of shares of common stock issuable upon exercise of Reload Warrants. Joshua Silverman is a managing partner of Vertical Ventures, LLC and has sole voting and investment power over the securities owned by Vertical Ventures, LLC. Mr. Silverman disclaims beneficial ownership of the securities owned by Vertical Ventures, LLC.

(29)
Consists of shares of common stock issuable upon exercise of Reload Warrants. Jaime Hartman, Daniel Saks and Ethan Benovitz share voting and investment power over the securities owned by WEC Partners, LLC.

(30)	Consists of 7,927 shares of common stock issuable upon exercise of Reload Warrants and 3,073 shares issued upon exercise of Bridge Warrants.

PLAN OF DISTRIBUTION

The shares being offered by the selling stockholders will be sold from time to time in one or more transactions (which may involve block transactions) that may take place in The Nasdaq National Market, including ordinary brokers’ transactions, privately negotiated transactions or through sales to one or more dealers for resale of such securities as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Usual and customary or specifically negotiated brokerage fees or commissions may be paid by the selling stockholders. The shares may also be sold pursuant to Rule 144 under the Securities Act. The selling stockholders have the sole and absolute discretion not to accept any purchase offer or make any sale of shares if they deem the purchase price to be unsatisfactory at any particular time.

The selling stockholders may also sell the shares directly to market makers acting as principals and/or broker-dealers acting as agents for themselves or their customers. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal, or both, which compensation as to a particular broker-dealer might be in excess of customary commissions. Market makers and block purchasers purchasing the shares will do so for their own account and at their own risk. It is possible that a selling stockholder will attempt to sell shares of common stock in block transactions to market makers or other purchasers at a price per share which may be below the then market price.

The selling stockholders and intermediaries through whom such securities are sold may be deemed “underwriters” within the meaning of the Securities Act, with respect to the securities offered hereby, and any profits realized or commissions received may be deemed underwriting compensation. We have agreed to indemnify the selling stockholders against certain liabilities, including liabilities under the Securities Act.

The selling stockholders, alternatively, may sell all or any part of the shares offered by this prospectus through an underwriter. To our knowledge, no selling stockholder has entered into an agreement with a prospective underwriter. If any selling stockholder notifies us that it has entered into an agreement or agreements with a broker-dealer or underwriter for the resale of the common stock, the relevant details will be set forth in a supplement or revision to this prospectus.

The selling stockholders and any other persons participating in the sale or distribution of the shares will be subject to applicable provisions of the Securities Exchange Act of 1934 and the rules and regulations thereunder, including, without limitation, Regulation M, which may restrict certain activities of, and limit the timing of purchases and sales of any of the shares by the selling stockholders or any other such person. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and certain other activities with respect to such securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions. All of these limitations may affect the marketability of the shares.

 LEGAL MATTERS

The validity of the common stock will be passed upon by our counsel, Sichenzia Ross Friedman Ference LLP, New York, New York.

 EXPERTS

The consolidated financial statements of Answers Corporation (formerly GuruNet Corporation) as of December 31, 2005 and 2004, and for each of the years in the two-year period ended December 31, 2005, have been incorporated by reference herein and in the registration statement in reliance upon the report of Somekh Chaikin, a member firm of KPMG International, an independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement that we filed on Form S-3 with the Securities and Exchange Commission or SEC. This prospectus does not contain all of the information in the registration statement and the exhibits and schedules that were filed with the registration statement. You should refer to the registration statement for additional information about us and the common stock being offered in this prospectus. Statements made in this prospectus regarding the contents of any contract, agreement or other document that is filed as an exhibit to the registration statement or any document incorporated by reference into the registration statement are not necessarily complete, and you should review the referenced document itself for a complete understanding of its terms.

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document that we file at the SEC's public reference facilities located at 100 F Street, NE, Washington, DC 20549. Copies of all or any part of the registration statement may be obtained from the SEC upon payment of the prescribed fee. Information regarding the operation of the public reference rooms may be obtained by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to you free of charge at the SEC's web site at http://www.sec.gov.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to 'incorporate by reference' the information into this prospectus. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information that we incorporate by reference is considered to be part of this prospectus. Because we are incorporating by reference our future filings with the SEC, this prospectus is continually updated and those future filings may modify or supersede some or all of the information included or incorporated in this prospectus. This means that you must look at all of the SEC filings that we incorporate by reference to determine if any of the statements in this prospectus or in any document previously incorporated by reference have been modified or superseded. This prospectus incorporates by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the selling stockholders sell all of our common stock registered under this prospectus.

Answers Corporation (File No. 001-32325)

•	our annual report on Form 10-KSB for the fiscal year ended December 31, 2005 filed with the SEC on March 20, 2006;

•	our annual report on Form 10-KSB/A for the fiscal year ended December 31, 2005 filed with the SEC on April 13, 2006;

•	our annual report on Amendment No.2 to Form 10-KSB for the fiscal year ended December 31, 2005 filed with the SEC on May 19, 2006;

•	our quarterly report on Form 10-QSB for the quarter ended March 31, 2006 filed with the SEC on May 12, 2006;

•	our current report on Form 8-K filed on February 16, 2006; and

•	the description of our common stock contained in Item 1 of our Registration Statement on Form 8-A, filed with the SEC on August 1, 2005.

The information about us contained in this prospectus should be read together with the information in the documents incorporated by reference. You may request a copy of any or all of these filings, at no cost, by writing or telephoning us at Jerusalem Technology Park, The Tower, Jerusalem 91481 Israel, +972-2-649-5000 or at 237 West 35 th Street, Suite 1101, New York, NY 10001, 646-502-4777.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth an estimate of the costs and expenses payable by Answers Corporation in connection with the offering described in this registration statement. All of the amounts shown are estimates except the Securities and Exchange Commission ("SEC") registration fee:

Securities and Exchange Commission Registration Fee	$613.00

Accounting Fees and Expenses	5,000.00

Legal Fees and Expenses	20,000.00

Miscellaneous	1,387.00

Total	$27,000.00

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Answers Corporation’s Certificate of Incorporation provides that to the fullest extent permitted by the Delaware General Corporation Law, a director of the company shall not be personally liable to the company or its stockholders for monetary damages for breach of fiduciary duty as a director. Under current Delaware law, liability of a director may not be limited (i) for any breach of the director's duty of loyalty to the company or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, and (iii) for any transaction from which the director derives an improper personal benefit.

The effect of the provision of Answers’ Certificate of Incorporation is to eliminate the rights of the company and its stockholders (through stockholders' derivative suits on behalf of the company) to recover monetary damages against a director for breach of the fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior) except in the situations described in clauses (i) through (iii) above. This provision does not limit or eliminate the rights of the company or any stockholder to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director's duty of care. In addition, Answers’ Certificate of Incorporation provides that the company shall indemnify to the fullest extent permitted by law its directors, officers and employees and any other persons to which Delaware law permits a corporation to provide indemnification against losses incurred by any such person by reason of the fact that such person was acting in such capacity.

Answers has an insurance policy that insures its directors and officers, within the limits and subject to the limitations of the policy, against certain expenses in connection with the defense of actions, suits or proceedings, and certain liabilities that might be imposed as a result of such actions, suits or proceedings, to which they are parties by reason of being or having been directors or officers.

ITEM 16. EXHIBITS

Exhibit Number	Description

5.1	Opinion of Sichenzia Ross Friedman Ference LLP

10.1	Services Agreement between Answers Corporation (formerly GuruNet Corporation) and Barretto Pacific Corporation dated December 13, 2004.

10.2	Consulting Agreement between Answers Corporation (formerly Guru International, Inc.) and Rivington Investments N.V. dated as of April 27, 1999.

23.1	Consent of KPMG Somekh Chaikin, an Independent Registered Public Accounting Firm

23.2	Consent of Sichenzia Ross Friedman Ference LLP (included in Exhibit 5.1)

24	Power of Attorney (included on Page II-4) *

  * Previously filed

ITEM 17. UNDERTAKINGS

     (a)     The registrant hereby undertakes:

     (1)     To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

     (i)     To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

     (ii)     To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement; notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

     (iii)     To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

     provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

     (2)     That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3)     To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (4)     That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

     (A)     If the registrant is relying on Rule 430B:

     (i) Each prospectus filed by the registrant pursuant to Rule 424(b)(3)shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

     (ii) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

     (B)     If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

       (b)     The registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c)     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 3 to Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in Jerusalem, Israel, on May 19, 2006.

ANSWERS CORPORATION

By:	/s/ Robert S. Rosenschein
Robert S. Rosenschein
Chief Executive Officer, President and Chairman of the Board

By:	/s/ Steven Steinberg
Steven Steinberg Chief Financial Officer
(Principal Financial and Accounting Officer)

In accordance with the requirements of the Securities Act of 1933, as amended, Amendment No. 3 to Form S-3 has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ Robert S. Rosenschein Robert S. Rosenschein	Chief Executive Officer, President and Chairman of the Board	May 19, 2006

/s/ Steven Steinberg Steven Steinberg	Chief Financial Officer and Secretary (Principal Financial and Accounting Officer)	May 19, 2006

*
Jerry Colonna	Director	May 19, 2006

*
Lawrence S. Kramer	Director	May 19, 2006

* Mark B. Segall	Director	May 19, 2006

*
Edward G. Sim	Director	May 19, 2006

* Yehuda Sternlicht	Director	May 19, 2006

*
Mark A. Tebbe	Director	May 19, 2006

*By:	/s/ Robert S. Rosenschein
Robert S. Rosenschein
Attorney-in-Fact